Exhibit 99.3
Extraordinary Information Meeting 1 February 2007 Louis Gries, CEO

Amended Final Funding Agreement Consistent with original Heads of Agreement signed on 21 Dec 2004 Agreement attempts to balance: Need for James Hardie to remain profitable, financially strong and able to fund growth, while Making payments to the special purpose fund in respect of existing and future proven claims But: No assurance can be given that funding will be sufficient over the life of the fund

Amended Final Funding Agreement Key Elements Establishment of a special purpose fund - Asbestos Injuries Compensation Fund (AICF) Initial funding of the AICF by James Hardie of A$184.3m based on KPMG Actuaries report at 30 September 2006 A rolling two year buffer to be established in AICF James Hardie to make annual payments to AICF on 1 July each year Annual payment by James Hardie to AICF based on annual actuarial assessments conducted at 31 March each year Cap on annual payment after initial funding based on a percentage of JHINV net operating cashflow - initial cap 35%, with phased reduction to 10% possible over time No cap on individual payments to claimants Separate annual contributions to fund medical research and education campaign

Impact on James Hardie Initial Payment A$m Discounted central estimate for claims (before insurance recoveries) for two and a half years to 31 March 2009 200 Buffer 112 Year 3 discounted payment 88 Contribution to AICF operating expenses for period ending 31 March 2007 3 Estimated assets to be contributed by the MRCF as at 30 September 2006 (27) Part prepayment of annual payment due on 1 July 2007 8 Initial Payment on commencement date 184

Amended Final Funding Agreement Annual Funding Cap Expressed as a % of JHINV net operating cashflow of the financial year prior to annual payment date Defined as: operating cashflow after tax, interest and changes in working capital and JHINV asbestos payments, but before capital expenditure, repayments of debt principal and dividends Not less than 65c in each $1 of net operating cashflow to be available for other corporate purposes (ie capital expenditure, dividends/buy-backs/capital returns, debt reduction and/or acquisitions)

Impact on James Hardie Annual Cashflow Caps - Earliest "Step Down" Step Down depends on actual level of claims and JHINV's operational performance Cap can reduce in 5% increments - but no reduction before YE 31 March 2012

Amended Final Funding Agreement July 2007 payment to AICF Payments by JHI NV of: A$189 million in July 2006 to the ATO (in part payment of an amended assessment received by RCI Pty Ltd for the 1999 financial year), and Initial Payment of A$184.3 million to AICF (expected in Feb 07) significantly reduce net operating cashflow for year ending 31 Mar 07 used to calculate the cap for the annual payment due on 1 Jul 07 This reduction will be partially offset by "add back" of A$93 million (an adjustment under the Amended Final Funding Agreement) On assumption that net operating cashflow (pre asbestos payments and tax payment above) for FY07 is same as FY06 the 35% cap will apply for the July 2007 payment The next annual contribution due in July 2008

Impact on James Hardie Estimated Net Assets of AICF Post Annual Payments Source: Based on actuarial work by KPMG as at 30 September 2006 Note: Solid line assumes JHINV contribution is always below annual cashflow cap. Dotted line shows AICF net assets in FY08 if cap applies in relation to annual payment due on 1 July 07 (on basis of assumptions on page 7) 0 50 100 150 200 250 300 350 400 450 2007 2011 2015 2019 2023 2027 2031 2035 2039 2043 2047 2051 2055 2059 2063 2067 2071 Estimated Net Assets (immediately post 1 July payment by James Hardie) Base Case Payment Profile $Am Asset "buffer"

Amended Final Funding Agreement Allowable Transactions/Distributions JHINV has agreed to observe a restriction on its ability to undertake certain transactions including certain distributions, reorganisations and non arms-length dealings There are a number of exemptions to the restriction including: transactions on arms-length terms or entered into in the ordinary course of business dividends not exceeding 75% of JHINV net income (averaged over 2 year period) capital management transactions over 3 year period not exceeding 15% of JHINV market capitalisation transactions where "Valuation Ratio" is exceeded

Amended Final Funding Agreement Allowable Transactions/Distributions (continued) JHINV does not expect that in the ordinary course the restriction will significantly restrain JHINV from funding and growing its existing business, making repayments of debt principal or making distributions to shareholders Note: Explanatory Memorandum dated 12 December 2006 sets out detailed terms of the restriction summarised above